Exhibit 99.1

Organigram Makes First Strategic U.S. Investment in Phylos Bioscience to Commercialize THCV and Scale Seed Based Production

Phylos is a recognized leader in seed genetics with a growing IP portfolio including the highest potency THCV cultivars available

  Organigram will launch new products in Canada containing THCV, a novel and rare cannabinoid referred to by consumers as “Diet Weed”, and that is gaining popularity for its reported effects of wellness, energy and focus.
  Organigram expects to launch whole plant derived THCV vape and gummy SKUs as early as summer of 2023.
  Phylos will develop production ready first generation (“F1”) hybrid cannabis seeds for Organigram, further unlocking low cost, high potency flower for multiple product formats.

TORONTO--(BUSINESS WIRE)--May 25, 2023--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the "Company" or "Organigram"), a leading licensed producer of cannabis, announced today that it has reached agreement with Phylos Bioscience Inc. (“Phylos”), a U.S. cannabis genetics company and provider of production ready seeds, based in Portland, Oregon, to initiate a wide-ranging technical and commercial relationship in Canada. This innovation relationship is expected to further support Organigram’s industry leading cultivation efforts in Canada with patent-pending foundational technologies and genetics. In the future, subject to receipt of any required approvals and permits, Organigram intends to export THCV products to select legal international markets.

“This marks Organigram’s first U.S. investment and advances its strategy to create cost-effective, innovative cannabis products that consumers want. We know consumers are using cannabis products for a variety of purposes, which is why genetics with high concentrations of novel cannabinoids like THCV are of particular interest. THCV is often referenced for its apparent appetite suppressing effect1, and provides an energizing, focusing and uplifting consumer experience, one that is clearly differentiated from the real or perceived appetite-stimulating effects of THC,” says Beena Goldenberg, Chief Executive Officer of Organigram. “This Canadian arrangement also creates a commercial path from seed to flower that is expected to significantly reduce operating costs and improve margins. Using genetically identical seeds with stabilized characteristics such as potency, terpene profile, aroma, minor cannabinoid concentrations, and more, precludes the need for cloning and propagation, decreasing genetic maintenance and increasing plant vigor and health. We intend to explore opportunities to expand our reach with THCV and robust, stabilized cannabis genetics into emerging and profitable international markets.”

Chief Executive Officer of Phylos, Ralph Risch says, “Phylos is built on science. We mapped the cannabis genome in 2016 and have developed a suite of proprietary and patent pending processes, technologies and products. This will enable Organigram to efficiently accelerate its product development efforts as well as become a more cost-effective producer. With our shared science and innovation driven approach, we see immediate benefits to aligning our capabilities in legal markets.”

THCV (Delta 9-Tetrahydrocannabivarin)

THCV is a minor cannabinoid that has been shown to provide a distinctive user experience with an energizing and focused effect, low to no cognitive impairment or intoxication2 compared to THC and has been shown to have potential as an appetite suppressant. Phylos has developed, and is continuing to develop, proprietary high-THCV genetics in various THCV:THC ratios where each ratio creates a differentiated user experience and can be delivered in a wide range of product formats.

Production-Ready Seeds

F1 Hybrid Phylos Production-Ready Seed™ enables direct sowing of cannabis seeds compared to today's clone-based production. Seed-based production offers the economic advantages of reduced labour while recapturing existing facility footprint currently used by Organigram for raising clones for production. Further, Phylos maintains a suite of phenotypically stable ‘parent’ genetics which provide an avenue for breeding vigorous, uniform plants with intentionally selected, stable and highly consistent desirable qualities that today’s consumers seek.

Strategic Rationale and Opportunities

This transaction is poised to strengthen Organigram’s capabilities as follows:

  Organigram would become the first Canadian licensed producer to release high potency whole plant derived THCV in Canada based on Phylos’ genetics platform;
  Enabling Organigram to modernize cannabis production and employ seed-based production at scale;
  Providing Organigram with access to new, proprietary genetic identification tools that are expected to enable efficient and rapid development of unique, proprietary cultivars driven by consumer preferences; and
  Enabling Organigram to develop seed-based F1 hybrid genetics for key Organigram brands such as SHRED, providing future opportunities to offer ‘turn-key’ U.S. and International licensing of seed-based genetics and an established cannabis brand when and where legal.

Convertible Loan Details

Under the terms of the Loan Agreement, Organigram will advance up to US $8 million to Phylos in three tranches. Organigram advanced Phylos an initial US $3.25 million on the date hereof (the “Initial Closing Date”) with a commitment to fund up to an additional US $4.75 million over two tranches within 12 and 24 months from the Initial Closing Date, upon the completion of certain milestones.

The Convertible Loan will accrue paid-in-kind interest (“PIK”) at a rate of U.S. Prime + 3.5% (with an overall cap of 11%) subject to certain conditions. The maturity date of the Convertible Loan will be on the fifth anniversary of the Initial Closing Date subject to one-year extensions and subject to certain conditions. The Convertible Loan (principal and PIK outstanding) is convertible into common share equity of Phylos under certain circumstances (including but not limited to federal legalization or decriminalization of cannabis in the United States).

About Organigram Holdings Inc.

Organigram Holdings Inc. is a Nasdaq Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc., licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused edibles in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

About Phylos Bioscience Inc.

Phylos is a cannabis genetics company focused on producing genetics for the highest quality varietals that can be grown at scale in a cost-effective way. Phylos owns and sells products that are legal under US and Canadian laws – seeds that the US Drug Enforcement Administration (“DEA”) has deemed are hemp and exempt from the CSA under US law – and intellectual property related to the seeds. Phylos supports commercial-scale cultivation with the industry’s first Production-Ready Seed™: premium, phenotypically stable, fully feminized F1 hybrid seeds that deliver exceptional flower quality, potency, vigor, and yield. Phylos also leverages its proprietary technologies and its cultivation, extraction, and formulation expertise to provide partners with unparalleled THCV genetics for natural, safe and effective ingredients.

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include regulatory conditions, timing for federal legalization of cannabis in the U.S. and changing regulatory conditions, availability of import and export permits, changes to market conditions, consumer preferences and regulatory climate, and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

1 Jadoon, Khalid A et al. “Efficacy and Safety of Cannabidiol and Tetrahydrocannabivarin on Glycemic and Lipid Parameters in Patients With Type 2 Diabetes: A Randomized, Double-Blind, Placebo-Controlled, Parallel Group Pilot Study.” Diabetes care vol. 39,10 (2016): 1777-86. doi:10.2337/dc16-0650
2 Cascio, Maria Grazia et al. “The phytocannabinoid, Ä⁹-tetrahydrocannabivarin, can act through 5-HT₁A receptors to produce antipsychotic effects.” British journal of pharmacology vol. 172,5 (2015): 1305-18. doi:10.1111/bph.13000

Contacts

For Investor Relations enquiries:
Max Schwartz
Director of Investor Relations
investors@organigram.ca

For Media enquiries:
Paolo De Luca
Chief Strategy Officer, Organigram
paolo.deluca@organigram.ca